

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 9, 2008

Mr. Gregory G. Marlier
Chief Financial Officer
Vista Gold Corp.
Suite 5, 7961 Shaffer Parkway
Littleton, Colorado 80127

> **Re:** **Vista Gold Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 001-09025**

Dear Mr. Marlier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Gregory G. Marlier
Vista Gold Corp.
May 9, 2008
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 45

Asset retirement obligation and closure costs, page 54

1.   We note your statement that "Where we have an insurance policy in place to
        cover changes in the legal obligations associated with the retirement of long-lived
        assets which have previously been expensed, increases to the fair value of such
        obligations are recognized at the end of the period with a corresponding amount
        recorded as an amount recoverable from the insurance company." Please tell us
        how you have reported your asset retirement cost in accordance with FAS 143 for
        the US GAAP reconciliation. In this regard, you may not increase the asset
        retirement obligation without a similar increase to the associated property
        account. Refer to paragraph 15 of FAS 143. In addition, please refer to
        paragraph 16 of FAS 143 regarding how insurance policies affect reporting under
        the standard.

Independent Auditors' Report, page 58

2.   We note you identify yourself as an exploration stage enterprise and provide the
        cumulative during exploration stage financial information. We further note the
        report from your independent auditors does not include a reference to the
        cumulative during exploration stage financial statement periods. Please modify
        your filing to include an audit report(s) that covers your cumulative during
        exploration stage financial statement period or otherwise advise.

Consolidated Statements of Cash Flows, page 63

3.   We note from your presentation to arrive at the net cash used in operating
        activities that you begin with Loss for the period – continuing operations. Please
        note that CICA 1540.22 requires you to begin with net income or loss. Please
        modify your presentation as necessary or otherwise advise why you believe your
        presentation is appropriate.

Note 9. Stock Options, page 81

4.   We note from your disclosure that in years prior to 2007 you used the Black-
        Scholes method for determining the fair value of stock options granted to
        employees and directors and that beginning in 2007 you began using the Hull-
        White trinomial lattice option pricing model. Based on this disclosure, please
        address the following:

- Tell us and expand your disclosure to explain the reason for the change in your fair value methodology from the Black-Scholes method to the Hull-White trinomial lattice option pricing model;

- Tell us how you considered the guidance in paragraph .35 of CICA 1506, which states that "A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate." In this regard, please tell us how you determined that this change did not result in a change in accounting policy, requiring retrospective application under paragraph .22 of CICA 1506;

- Please explain why you did not file a preferability letter from your auditor for this change in methodology. Refer to Item 601(B)(18) of Regulation S-K or otherwise advise.

Note 17. Differences between Canadian and United States generally accepted accounting principles, page 88

5.   We note your disclosure in footnote item (e) that "When proven and probable reserves are determined for a property and a bankable feasibility study is completed, then subsequent exploration and development costs on the property would be capitalized." Please note that for US GAAP reconciliation purposes, exploration costs should be expensed as incurred without reference to whether or not proven and probable reserves have been determined and a feasibility study prepared. Please modify your US GAAP accounting policy and disclosure as necessary and tell us whether you present any exploration costs as capitalized for US GAAP purposes.

Consolidated Statements of Loss, page 90

6.   We note the reconciling item titled Exploration, property evaluation and holding costs – discontinued operations and its reference to footnote item (e). Please tell us, in necessary detail, why the 2007 adjustment is positive while the adjustments for 2006 and 2005 are negative.

Engineering Comments

Properties, page 22

7.	We note you refer to your properties, but do not disclose the basis by which you own, access, and/or control the surface and/or mineral rights. Please disclose the following information for each of your properties:

- A description of all interests in the properties, including the terms of all underlying agreements. This would include the general terms and conditions of a contract of work with the Indonesian government.

- An indication of the type of claim such as placer or lode, whether the mining claims are State or Federal mining claims, leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The number of claims/concessions, the area of the claims, either in hectares or acres.

	Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

8.	Please insert a small-scale map showing the location and access to each of your material properties, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

9.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.
- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Commencement of Definitive Feasibility Study, page 24

10.   Given the status of your properties, please include risk factors that address risks commonly associated with reserve estimates that are based only on a pre-feasibility study. Please address the risks associated with the following points:

- The accuracy commonly associated with this level of study

- The limited amount of drilling and modeling completed to date

- The process testing may be limited to small pilot plants and bench scale testing

- The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale

- The preliminary nature of your mine plans, geotechnical, and processing concepts

- The resulting preliminary operating and capital cost estimates

- Metallurgical flow sheets and recoveries are in development.

- The probability that a pre-feasibility study may understate your capital and operating cost estimates

Mt. Todd, page 26

11.   We note your disclosures regarding capital cost estimates developed with a preliminary economic assessment or scoping study for several of your properties. Please disclose the purpose and accuracy associated with this level of study for your properties, list all basic operational and estimation assumptions, and in the event of multiple assessment scenarios, please present these scenarios in tabular form for comparison.

12.   The cutoff grade is a critical component used to evaluate the potential of your mineral properties. Please disclose the operating costs and recovery parameters used to determine your cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction, listing the parameters you used such as commodity price, recovery, and cost. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief